SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549

                            SCHEDULE 13G
             Under the Securities Exchange Act of 1934

                         (Amendment No. 5)*

                       TrizecHahn Corporation
                 (Formerly The Horsham Corporation)
             ------------------------------------------
                          (Name of Issuer)


                     Subordinate Voting Shares
            -------------------------------------------
                  (Title of Class and Securities)

                             896938107
            --------------------------------------------
               (CUSIP Number of Class of Securities)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the

Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                  (Continued on following page(s))

CUSIP No. 896938107                                     13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No. 62-0951781
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    9,126,500 shares
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED OR NO VOTING POWER
                                         SHARED - 8,756,591 shares
                                   :     NO VOTE - 1,962,900 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                        (Discretionary Accounts)
                                   :     10,799,500 shares
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER
                                        SHARED - 8,756,591 shares
                                        NONE -      289,900 SHARES
-------------------------------------------------------------------
(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (Discretionary & Non-discretionary Accounts)
       19,845,991 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       13.7 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IA
-------------------------------------------------------------------










CUSIP No.  896938107                                   13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Longleaf Partners Fund                   I.D. No. 63-6147721
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts business trust
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :     None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :   6,224,291 shares
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER
                                   :   (Discretionary Accounts)
                                   :     None
                                   --------------------------------
                                   :(8)  SHARED DISPOSITIVE POWER

                                   :    6,224,291 shares
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        6,224,291 shares
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       4.3 %
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IV
-------------------------------------------------------------------










CUSIP No.  896938107                                       13G
-------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No. ###-##-####
-------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
-------------------------------------------------------------------
(3)  SEC USE ONLY
-------------------------------------------------------------------
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
-------------------------------------------------------------------
                                   :(5) SOLE VOTING POWER
                                   :   (Discretionary Accounts)
NUMBER OF SHARES BENEFICIALLY      :    None
OWNED BY EACH REPORTING PERSON     --------------------------------
WITH                               :(6) SHARED VOTING POWER

                                   :    None
                                   --------------------------------
                                   :(7) SOLE DISPOSITIVE POWER

                                   :    None
                                   --------------------------------
                                   :(8) SHARED DISPOSITIVE POWER

                                   :    None
-------------------------------------------------------------------
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       None  (See Item 3 )
-------------------------------------------------------------------
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
      CERTAIN SHARES
-------------------------------------------------------------------
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
-------------------------------------------------------------------
(12)  TYPE OF REPORTING PERSON
      IN
-------------------------------------------------------------------










Item 1.

     (a). Name of Issuer: TrizecHahn Corporation (formerly
           The Horsham Corporation) ("Issuer")

     (b). Address of Issuer's Principal Executive Offices:

          BCE Place
          181 Bay Street; Suite 3900
          Toronto, Ontario
          Dominion of Canada M5J 2T3
Item 2.

     (a) and (b). Names and Principal Business Addresses of
         Persons Filing:

         (1). Southeastern Asset Management, Inc.
              6410 Poplar  Avenue; Suite 900
              Memphis, TN 38119

         (2). Longleaf Partners Fund
              6410 Poplar  Avenue; Suite 900
              Memphis, TN 38119

         (3). Mr. O. Mason Hawkins
              Chairman of the Board and C.E.O.
              Southeastern Asset Management, Inc.
              6410 Poplar Avenue; Suite 900
              Memphis, TN 38119

     (c). Citizenship:

          Southeastern Asset Management, Inc. - A Tennessee corporation

          Longleaf Partners Fund - a series of a Massachusetts business trust

          Mr. O. Mason Hawkins - U.S. Citizen

     (d). Title of Class of Securities: Subordinate Voting Shares (the "Securities"); SEC File No. 1-10358

     (e). Cusip Number:  896938107


Item 3. If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2 (b), check whether the person filing is a:

     (d). Investment Company registered under Sec. 8 of the Investment Company Act- This statement was also previously filed by Longleaf Partners Fund, a series of Longleaf Partners Funds Trust, as the owner of more than 5% of the Securities. It now owns less than 5% and is signing this filing to reflect that its ownership has dropped below 5%.

     (e). Investment Advisor registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report are owned legally by Southeastern's investment advisory clients and none are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Southeastern Asset Management, Inc. is the beneficial owner of any of the securities covered by this statement.

     (g). Parent Holding Company. This statement is also being filed by Mr. O. Mason Hawkins, Chairman of the Board and C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of his official positions with or ownership of its voting securities. The existence of such control is expressly disclaimed. Mr. Hawkins does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:

     (a). Amount Beneficially Owned  (at 12/31/97)
            Subordinate Voting Shares - 19,845,991 shares

     (b). Percent of Class:
            Subordinate Voting Shares - 13.7%

          Above percentage based on 145,278,209 shares of Subordinate Voting Shares outstanding at 12/31/97, per information provided by the Issuer.

     (c). Number of Subordinate Voting Shares as to which such person has:

          (i).   sole power to vote or to direct the vote:

                 9,126,500 shares

          (ii). shared power and no power to vote or to direct the vote:

                 Shared: 8,756,591 shares - Consists of 6,224,291 shares owned by Longleaf Partners Fund, 1,520,000 shares owned by Longleaf Partners Small-Cap Fund, and 1,012,300 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No power to direct vote: 1,962,900 shares

          (iii). sole power to dispose or to direct the disposition of:

                 10,799,500 shares

          (iv). shared or no power to dispose or to direct the disposition of:

                 Shared: 8,756,591 shares - Consists of 6,224,291 shares owned by Longleaf Partners Fund, 1,520,000 shares owned by Longleaf Partners Small-Cap Fund, and 1,012,300 shares owned by Longleaf Partners Realty Fund, which are series of Longleaf Partners Funds Trust, an open-end management investment company registered under the Investment Company Act of 1940.

                 No power - 289,900 shares

Item 5. Ownership of Five Percent or Less of a Class:  Longleaf
Partners Fund now owns less than 5% of the class of Securities.

Item 6. Ownership of More Than Five Percent on Behalf of Another
        Person:  N/A

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on By the Parent
        Holding Company:  N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:  N/A

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                             Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 4, 1998

Southeastern Asset                    Longleaf Partners Fund
Management, Inc.


By  /s/ Charles D. Reaves             By /s/ Charles D. Reaves
------------------------------        ---------------------------
Charles D. Reaves                     Charles D. Reaves
Vice President & General Counsel      Executive Vice President


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------


                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of the 4th day of February, 1998.


Southeastern Asset                    Longleaf Partners Fund
Management, Inc.


By  /s/ Charles D. Reaves             By /s/ Charles D. Reaves
------------------------------        ---------------------------
Charles D. Reaves                     Charles D. Reaves
Vice President & General Counsel      Executive Vice President


O. Mason Hawkins, Individually

/s/ O. Mason Hawkins
--------------------------------